EXHIBIT 12.1

149 S. Lexington Ave.	Phone:786.273.9152
Asheville, North Carolina 28801	www.eilerslawgroup.com

September 27, 2019

Gentlemen:

We are acting as counsel to Bangi, Inc. (the “Company”) in connection with the preparation and filing with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, of the Company’s Offering Statement on Form 1-A.  The Offering Statement covers $50,000,000 of the Company’s promissory notes (the “Notes”).

In our capacity as such counsel, we have examined and relied upon the originals or copies certified or otherwise identified to our satisfaction, of the Offering Statement, the form of Subscription Agreement and such corporate records, documents, certificates and other agreements and instruments as we have deemed necessary or appropriate to enable us to render the opinions hereinafter expressed.

On the basis of such examination, we are of the opinion that:

1.	The Company is duly authorized to issue the Notes.

2.	When issued and sold by the Company against payment therefor pursuant to the terms of the Subscription Agreement, the Notes will be validly issued, fully paid and non-assessable.

We hereby consent to the use of our name in the Offering Statement and we also consent to the filing of this opinion as an exhibit thereto.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regula-tions of the Commission thereunder.

Very truly yours,

/s/ William R. Eilers

Eilers Law Group, P.A.

eilers law group, p.a. | 149 South Lexington Avenue, Asheville, NC 28801	Page | 1